EXHIBIT 99.1
February 8, 2022
FERGUSON PLC
(the "Company")
Publication Announcement: Circular and Notice of Meeting
On January 13, 2022 Ferguson plc announced that it expected to hold a shareholder vote on or about March 10, 2022 to enable a primary US listing in line with the previously announced timeline.
Today, the Company has published a Circular and Notice of General Meeting (the “Circular”) outlining further details of the proposed relocation of the Company’s primary listing to the US, which will be achieved by the transfer of its listing category from a premium listing to a standard listing on the London Stock Exchange. The documents also contain the necessary shareholder resolution to be considered at the General Meeting.
A copy of the Circular is available on Ferguson’s website within the Shareholder Center pages of the Investors & Media section at https://www.fergusonplc.com/en/investors-and-media/shareholder-center/agm.html and will also be submitted to the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.
The Circular will be distributed to shareholders together with a form of proxy for the General Meeting which will be held on Thursday, March 10, 2022 at Freshfields Bruckhaus Deringer, 100 Bishopsgate, London, EC2P 2SR, United Kingdom. The General Meeting is currently intended to be held as a normal physical meeting. Shareholders will be notified of any changes to the General Meeting arrangements via the Company’s website and an RNS announcement should this be required due to any new regulations or public health guidance relating to the COVID-19 pandemic.
Subject to the passing of the Resolution and in compliance with the notice period set out in Listing Rule 5.4A.6R(3), it is anticipated that the date of the Proposed Transfer will be May 12, 2022.
Unless stated otherwise, capitalised terms used in this announcement shall have the same meanings as in the Circular. For background information on the listing changes, please see the below “Notes to editors” section of this announcement.

For further information please contact

Ferguson plc
Geoff Drabble, Chairman	Tel:	+44 (0) 1189 273800
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	Mobile:	+1 757 603 0111
Media Enquiries
Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad, David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 917 459 0419

Notes to editors
Listing changes
Ferguson’s operations are now 100 per cent focused on North America and the Board continues to believe the US is the natural long-term listing location for the Company. As previously announced, after extensive shareholder consultation, the Company set out a two-step process to achieve an orderly and equitable path to achieving this aim. The first step has been achieved, with the additional US listing of ordinary shares becoming effective on the New York Stock Exchange on March 8, 2021, having been supported by over 99% of shareholders voting. In line with the timeline previously set out on the second step, Ferguson is putting forward a vote on a primary US listing on March 10, 2022. Further details are available in the Circular on the Company’s website here: https://www.fergusonplc.com/en/investors-and-media/shareholder-center/agm.html.

About Ferguson plc
Ferguson is a $23B value-added distributor in North America providing expertise, solutions, and products from infrastructure, plumbing and appliances to HVAC, fire, fabrication and more. We make our customers’ complex projects simple, successful and sustainable. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the company is in the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on LinkedIn https://www.linkedin.com/company/ferguson-enterprises.

Cautionary note regarding forward-looking statements
Certain information in this announcement is forward-looking within the meaning of the United States Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and speak only as of the date on which they are made. Forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “will,” “expect,” “intend,” or other variations or comparable terminology. Forward-looking statements include, among others, statements regarding the Company’s intentions with regard to the proposed relocation of the Company’s primary listing to the US, which will be achieved by the transfer of its listing category from a premium listing to a standard listing on the London Stock Exchange. Many factors could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: risks associated with our intention to relocate our primary listing to the US and any volatility in our share price and shareholder base in connection therewith; weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control; adverse impacts caused by the COVID-19 pandemic (or related variants) or by any current or future vaccination and/or testing mandates; unsuccessful execution of our operational strategies; and the risks set forth in our Form 20-F filed with the Securities and Exchange Commission on September 28, 2021, under the heading “Risk Factors.” Forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.